

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Aditya Mittal
President and Chief Financial Officer
ArcelorMittal
24-26, Boulevard d'Avranches, L-1160 Luxembourg
Grand Duchy of Luxembourg

Re: ArcelorMittal
Form 20-F for the Year Ended December 31, 2019
Filed March 3, 2020
File No. 001-35788

Dear Mr. Mittal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing